
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 25 2013

Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51509

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/12_____ AND ENDING _____12/31/12_____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Advisors Asset Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18925 Base Camp Road
                                      (No. and Street)

Monument   CO   80132
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
                        (Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, __Scott Colyer__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedule pertaining to the firm of __Advisors Asset Management, Inc.__ , as of __December 31, 2012__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Scott Ch
_____
Signature

C.E.O.
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ADVISORS ASSET MANAGEMENT, INC.

December 31, 2012

Statement of Financial Condition



ADVISORS ASSET MANAGEMENT, INC.

Statement of Financial Condition

For the Year Ended
December 31, 2012

ADVISORS ASSET MANAGEMENT, INC.

Table of Contents



INDEPENDENT AUDITOR'S REPORT

Board of Directors
Advisors Asset Management, Inc.
Monument, CO

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Advisors Asset Management, Inc. as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Advisors Asset Management, Inc. as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

CF & Co., L.L.P.

Dallas, Texas
February 13, 2013

www.cfllp.com

8750 N. Central Expressway	972.387.4300		CPAmerica International, in alliance with Crowe Horwath International
Suite 300	800.834.8586	Member:	The International Accounting Group
Dallas, TX 75231-6464	972.960.2810 fax		World Services Group

ADVISORS ASSET MANAGEMENT, INC.
Statement of Financial Condition
December 31, 2012

ASSETS

Cash and cash equivalents	$	1,159,900
Clearing deposit		450,774
Receivables:		
UIT fees		11,433,841
Investment advisory and other		2,202,979
Accrued interest		692,509
Securities owned, at fair value		74,549,527
Furniture, equipment, leasehold improvements and software, net		2,480,492
Prepaid expenses and other		2,167,940
Goodwill		621,359
Deferred tax asset		109,384
Total Assets	$	95,868,705

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	4,495,757
Accrued expenses		6,045,008
Due to clearing organization		49,772,426
Securities sold, not yet purchased, at fair value		4,574,224
Total Liabilities		64,887,415
Stockholders' equity:		
Common stock, $0.01 par-value, authorized 100 shares, 1 share issued and outstanding		--
Additional paid-in capital		26,669,632
Retained earnings		4,404,158
Subscription receivable		(92,500)
Total Stockholders' Equity		30,981,290
Total Liabilities and Stockholders' Equity	$	95,868,705

The accompanying notes are an integral part of this financial statement.

Note 1 -   Organization and Nature of Business

Advisors Asset Management, Inc. ("AAM"), a Delaware Corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). AAM has its principal office in Monument, Colorado and has offices in New York, Texas, California, Illinois, Kansas, North Carolina, Pennsylvania and New Jersey. AAM provides fixed income security trading and support services to other broker-dealers, registered investment advisors and other institutional account holders. In addition, AAM sponsors and distributes unit investment trusts, which are marketed under the name Advisor's Disciplined Trusts ("ADTs"), and provides separate account management services.

AAM is a wholly owned subsidiary of its parent company, AAM Holdings, Inc. ("Holdings"). Holdings is also the party to the stock option plan disclosed in Note 12 and stock subscription agreements disclosed in Note 13. All shares of common stock issued under these plans and agreements shall be issued by Holdings. AAM and Holdings are hereinafter referred to as (the "Company").

Note 2 -   Significant Accounting Policies

Accounting Estimates

The Company's financial statement is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management's best judgment and estimates. Estimates and assumptions that affect the reported amounts in the financial statement and accompanying notes may vary from the actual results.

Recent Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-11, "Disclosures about Offsetting Assets and Liabilities", which requires entities to disclose both gross and net information about instruments and transactions eligible for offset in the Statement of Financial Condition and instruments and transactions subject to an agreement similar to a master netting agreement. ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013. The Company is in the process of evaluating the impact of ASU 2011-11 on its financial statements and processes.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Securities Transactions

Proprietary securities transactions and the related commissions and profit and loss are recorded on a settlement date basis. There is no material effect on the financial statement between recording these revenues, or the related proprietary security positions, on settlement date basis when compared to the trade date basis.

Note 2 -   Significant Accounting Policies, continued

UIT Revenues

The sale of equity of unit investment trusts ("UIT") sponsored by the Company results in the recognition of deferred sales charges, creation and development fees and organizational fees, which are recorded on a settlement date basis.

Property

Furniture, computer and office equipment, leasehold improvements and software are recorded at cost, net of accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the useful life of the related asset, generally four to seven years. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Goodwill

Goodwill impairment is assessed at least annually or more often upon the occurrence of an indicator of impairment. In the event that goodwill is determined to be impaired, its carrying value will be reduced to its fair value. No such impairment existed at December 31, 2012.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statement and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Share-Based Compensation

The Company has a share-based compensation plan which is accounted for under the fair value recognition and measurement provisions of FASB Accounting Standards Codification ("ASC") 718 *Compensation*. The fair value of the Company's stock options is based on the value of the Company's common stock, as determined by management, on the date of grant. Share-based compensation costs related to equity instruments are charged against income ratably over the fixed vesting period for the related equity instruments.

ADVISORS ASSET MANAGEMENT, INC.
Notes to Financial Statement
December 31, 2012

Note 3 -   Fair Value Measurements

The Company follows FASB ASC 820 *Fair Value Measurements*, which provides a framework for measuring fair value under generally accepted accounting principles. FASB ASC 820 applies to all financial instruments that are being measured and reported on a fair value basis.

As defined in FASB ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

There have been no significant transfers among the Company's Level 1, Level 2 and Level 3 financial instruments.

Note 3 -   Fair Value Measurements, continued

The following tables set forth by level within the fair value hierarchy the Company's financial instruments at fair value as of December 31, 2012.

| | Securities Owned | | |
	Level 1	Level 2	Level 3
Equities:			
Common Stock	$ 294,113	$ --	$ --
Preferred Stock	24,648	--	--
REITS	45,842	--	--
Mutual Funds	169,436	--	--
Other	23,897	--	--
Corporate Bonds	--	16,193,373	--
US Government Bonds	2,631,513	--	--
Municipal Bonds	--	45,700,112	--
United Investment Trusts	--	3,092,691	--
Asset-Backed Securities	--	3,399,970	--
Other	--	2,973,932	--
	$ 3,189,449	$ 71,360,078	$ --

| | Securities Sold, Not Yet Purchased | | |
	Level 1	Level 2	Level 3
Equities, Exchange Traded Funds	$ 465,997	$ --	$ --
Corporate Bonds	--	1,900,443	--
US Government Bonds	1,182,346	--	--
Municipal Bonds	--	505,981	--
United Investment Trusts	--	471,708	--
	--	47,749	--
	$ 1,648,343	$ 2,925,881	$ --

Note 3 -   Fair Value Measurements, continued

Reconciliations of Level 3 investment activity for 2012 are as follows:

Beginning balance at January 1, 2012	$ 2,979,143
Sales	(11,552,630)
Purchases	5,455,803
Gains	3,117,684
Ending balance at December 31, 2012	$ --

Note 4 -   Clearing Broker-Dealers

The Company does not carry customer accounts, clears all proprietary and customer's securities transactions on a fully disclosed basis through clearing broker-dealers and is therefore, exempt under paragraph 15c3-3(k)(2)(ii) from the remaining provisions of SEC Rule 15c3-3. Any customer funds or securities received are immediately forwarded to the Company's clearing broker-dealers. Therefore, no supplementary Schedule for the Determination of the Reserve Requirement is deemed necessary.

The Company's agreements with its clearing broker-dealers contain indemnification clauses. These clauses relate to instances where the Company's customers fail to settle security transactions. In the event this situation might occur, the Company will indemnify the clearing broker-dealers to the extent of the net loss on the unsettled trade. At December 31, 2012, the Company had not been notified by the clearing broker-dealers, nor were they aware of any potential losses relating to this indemnification.

At December 31, 2012 approximately $451,000 of clearing deposit funds held by the clearing broker-dealers will not be returned to the Company until all obligations between the Company and the clearing broker-dealers have been satisfied.

"Due to Clearing Organization" represents a margin loan payable to the clearing broker-dealers which is secured by investments in securities maintained with the lending broker as collateral for the margin loan.

Note 5 -   Property, Equipment, Leasehold Improvements, and Software

Property and equipment at December 31, 2012 consisted of the following:

Furniture	$ 1,458,874
Office equipment	443,659
Computer equipment	1,886,574
Software	2,266,350
Website video	116,450
Leasehold improvements	894,449
	7,066,356
Less accumulated depreciation	(4,585,864)
	$ 2,480,492

ADVISORS ASSET MANAGEMENT, INC.
Notes to Financial Statement
December 31, 2012

Note 6 -   Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2012, the Company had net capital of $5,487,656 which was $4,784,938 in excess of its required net capital of $702,718 and its ratio of aggregate indebtedness to net capital was 1.92 to 1.

Note 7 -   Related Party Transactions

During the year ended December 31, 2012, the Company sold approximately $62,593,000 of deferred sales charge receivables related to the Company's unit investment trust business to a stockholder of the Company on a non-recourse basis. The agreements call for a factoring fee approximating 8 basis points per unit be paid, and that the risks and returns associated with ownership of the receivables pass to such stockholder. For the year ended December 31, 2012, the Company paid approximately $5,016,000 in factoring fees to such stockholder relating to the sale of these receivables.

The Company leases its office space in Monument, Colorado from Base Camp Road, LLC, which is 50% owned by a stockholder of the Company. For the year ended December 31, 2012, the Company paid rents totaling approximately $183,000 to Base Camp Road, LLC.

The Company leases its office building in Texas from IH 10/FIS Building, LP, which is also 100% owned by a stockholder of the Company. For the year ended December 31, 2012, the Company paid rents totaling approximately $426,000 to IH 10/FIS Building, LP. The Company pays all insurance, property taxes and other expenses related to the operation and maintenance of the office building.

During 2012, the Company sold approximately $508,372,000 of UIT product to a broker-dealer that is also a stockholder of the Company for distribution to such stockholder's customers, and the Company paid approximately $617,000 to such stockholder for remuneration in the form of volume concessions under the terms in the various prospectuses. The sales of the unit investment trusts to such stockholder were consummated on substantially the same terms as were sales to the Company's other broker-dealer customers. In January 2013, the stockholder sold its ownership interest to the stockholder discussed in the first paragraph, above.

Note 8 -   Income Taxes

Deferred taxes result from future tax benefits and expenses related to differences in the tax basis of assets and liabilities and the amounts reported in the financial statement. Significant components of the deferred tax assets and liabilities at December 31, 2012 are accumulated amortization and depreciation, prepaid expense and employee stock option awards.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years from the date of filing.

Note 9 - Commitments and Contingencies

The Company leases its premises and equipment under non-cancelable operating leases that expire on various dates through 2016. At December 31, 2012, the approximate minimum future rentals on non-cancelable operating leases are as follows:

Year Ending December 31,	
2013	$ 1,941,998
2014	1,557,534
2015	1,217,969
2016	472,550
Total	$ 5,190,051

At December 31, 2012, and at various times throughout the year, the Company had cash and cash equivalents in excess of insured limits. The Company has not experienced any losses in its cash accounts and management believes it is not exposed to any significant risk on its cash and cash equivalents.

Note 10 - Financial Instruments and Related Risks

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic institutional and individual investors. The Company's proprietary activities and the transactions initiated on behalf of their customers are carried in accounts by and consummated through its clearing broker-dealers. In the normal course of business these activities include securities execution, settlement, custody of securities and funds and financing securities transactions, which may expose the Company to off-balance sheet risk in the event the clearing broker-dealers is unable to fulfill its contractual obligations.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statement at December 31, 2012, at the market value of related securities and will incur a loss if the market value of those securities increases subsequent to December 31, 2012. This obligation is secured by securities owned.

Note 11 - Employee Retirement Plan

The Company has a 401(k) plan that covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. Company contributions may be made to the plan at the discretion of the Board of Directors, with the maximum limitation being the amount the Company can deduct for federal income tax purposes. The Company's contributions to the plan for the year ended December 31, 2012 were approximately $248,000.

Note 12 - Stock Option and Employee Stock Purchase Plan

Stock Option Plan

In 2005, the Company established an ownership option plan to attract, retain and reward employees of the Company. The Company reserved 5,502,696 shares of common stock for issuance upon exercise of options under the plan. A committee appointed by the Board of Directors administers the plan and determines the exercise price of the option and the value of the Company's stock.

Options for Class B shares vest ratably over four full years of the employee's service and expire on the ten year anniversary of the award date if not exercised. The following sets forth the details of the outstanding options that are available for exercising for the Class B shares of the Company:

Grant Date	Option Awards	Average Exercise Price	Options Exercised	Options Forfeited	Options Outstanding
2002	460,721	$ 2.19	(427,212)	(33,509)	--
2003	705,720	2.55	(601,200)	(19,320)	85,200
2004	331,750	4.73	(255,000)	(31,500)	45,250
2005	383,150	4.11	(252,200)	(39,850)	91,100
2006	403,100	3.39	(177,125)	(53,500)	172,475
2007	540,546	3.44	(108,495)	(76,751)	355,300
2008	1,159,489	3.20	(375)	(118,825)	1,040,289
2009	604,560	2.93	(200)	(80,170)	524,190
2010	626,300	6.45	(62)	(114,254)	511,984
2011	77,000	6.51	--	(25,000)	52,000
	5,292,336		(1,821,869)	(592,679)	2,877,778

Options for Class D shares vest ratably over five to seven full years of the employee's service and expire on the ten year anniversary of the award date if not exercised. The following sets forth the details of the outstanding options that are available for exercising for the Class D shares of the Company:

Grant Date	Option Awards	Average Exercise Price	Options Exercised	Options Forfeited	Options Outstanding
2007	962,971	$ 3.44	--	--	962,971
2009	611,250	3.17	--	(587,750)	23,500
2010	47,022	6.38	--	--	47,022
	1,621,243		--	(587,750)	1,033,493

Note 12 - Stock Option and Employee Stock Purchase Plan, continued

At December 31, 2012 the estimated fair value of the options outstanding was $3,812,199. No options were granted during 2012.

A summary of options forfeited and outstanding during the year ended December 31, 2012 under the 2005 Plan is presented below:

| | Class B | | Class D | |
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at December 31, 2011	3,043,415	$ 3.94	1,033,493	$ 3.56
Granted	--	--	--	--
Exercised	--	--	--	--
Forfeited	(165,627)	5.33	--	--
Outstanding at December 31, 2012	2,877,788	$ 3.86	1,033,493	$ 3.56

As of December 31, 2012, there was $775,976 of unrecognized compensation costs related to the options granted under the 2005 Plan, and is expected to be recognized over a weighted-average period of approximately 2 years. The following table summarizes information about the 2005 Plan stock options outstanding and exercisable at December 31, 2012.

| | Options Outstanding | | | | Options Exercisable | | |
	Weighted-Average Exercise Price	Number Outstanding	Weighted-Average Contractual Life	Aggregate Intrinsic Value	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Contractual Live
Class B Shares	$3.86	2,877,788	6 Years	$3,489,994	$3.60	2,451,749	5.8 Years
Class D Shares	$3.56	1,033,493	5.2 Years	$1,294,397	$3.51	720,745	5.1 Years

Note 12 - <u>Stock Option and Employee Stock Purchase Plan</u>, continued

Employee Stock Purchase Plan

The Company established the 2011 Employee Stock Purchase Plan ("ESPP") for the purpose of attracting and retaining employees. The ESPP allows current employees to invest in Holdings Class D common shares in an amount up to $25,000 of stock at a price that represents a 15% discount to market value in each calendar year. In addition, employees may additional investments in excess of the $25,000 at the current market value. The total amount of the shares purchased in any one year cannot exceed 20% of the employees' compensation for that year. During the year ended December 31, 2012 approximately 12,000 shares were purchased under the ESPP.

Note 13 - <u>Common Stock</u>

The Company is authorized to issue 100 shares of $.01 par value common stock. As of December 31, 2012 one share was issued and outstanding.

Sale of Class D Common Stock under Subscription Agreements

Holdings had originally sold Class D common shares to employees subject to subscription notes receivable. The notes receivable are forgivable over a four year period, subject to the employee's continued service to the Company, and are reflected as a reduction in equity. The notes bear interest only if principal payments are not paid when due.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended

December 31, 2012



INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders
Advisors Asset Management, Inc.

In planning and performing our audit of the financial statement of Advisors Asset Management, Inc. (the "Company"), as of December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

www.cfllp.com

8750 N. Central Expressway   972.387.4300
Suite 300   800.834.8586   Member:
Dallas, TX 75231-6464   972.960.2810 fax

CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statement will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 13, 2013



Independent Accountant's Report on

The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2012


ACCOUNTANTS
CONSULTANTS

<u>INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL</u>
<u>ASSESSMENT REQUIRED BY SEC RULE 17a-5</u>

To the Board of Directors and Stockholders of
Advisors Asset Management, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Advisors Asset Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Advisors Asset Management, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Advisors Asset Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 13, 2013

www.cfllp.com

8750 N. Central Expressway	972.387.4300		CPAmerica International, in alliance with Crowe Horwath International
Suite 300	800.834.8586	Member:	The International Accounting Group
Dallas, TX 75231-6464	972.960.2810 fax		World Services Group

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
051509   FINRA   DEC
ADVISORS ASSET MANAGEMENT INC      18*18
18925 BASE CAMP RD
MONUMENT CO 80132-3414
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ 142,193

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (76,632)
     July 24, 2012
         Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)   65,561

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $_____

   G. PAID WITH THIS FORM:
     Check enclosed, payable to SIPC
     Total (must be same as F above) $ 65,561

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Advisors Asset Management, Inc.
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 24 day of January , 20 13 .

CFO
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 109,610,953

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

   Total additions

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 49,747,431

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 2,317,692

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts. 78,540

   (6) 100% of commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

   (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 590,242

   (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

   Enter the greater of line (i) or (ii) 590,242

   Total deductions 52,733,905

2d. SIPC Net Operating Revenues $ 56,877,048

2e. General Assessment @ .0025 $ 142,193

(to page 1, line 2.A.)

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